FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

                                 Teva Pharmaceutical Industries Limited

Contact:	Dan Suesskind, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	George Barrett, President and CEO,	Teva North America	(215) 591-3030
	Dorit Meltzer, Director, Investor Relations,	Teva Pharmaceutical Industries Ltd.	972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS SECOND QUARTER 2005 RESULTS

Second Quarter 2005 Highlights
Net Income	$241 million, up 5%
Net Sales	$1.23 billion, up 4%
Copaxone® (in market) Sales	$291 million, up 29%
Cash flow from operations	$423 million up from $246 million
EPS	$0.36, up 6%

Jerusalem, Israel, August 1, 2005 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported results for the quarter ended June 30, 2005.

Net income for the second quarter of 2005 reached $241 million and $0.36 per share, an increase of 5% and 6%, respectively.

Mr. Israel Makov, Teva`s President and CEO, commented: "Teva`s results this quarter demonstrate the robustness, and the continued success, of our balanced business model. The temporary lack of opportunities for product launches in 2005 in general and in this quarter in particular in our largest generic market, the US, was offset by strong performances in all our other businesses, leading to continued profitable growth, though modest, over the exceptionally strong comparable quarter in 2004."

Net Sales in the second quarter amounted to $1,227 million, an increase of 4% over the comparable quarter. These results reflect higher sales in all of Teva's major operations except for the U.S. generic operations, which were impacted by the small number of new product launches as well as by increased competition in a few of Teva's leading generic products.

In the second quarter of 2005, Pharmaceutical sales accounted for 89% of total sales.

North American pharmaceutical sales (including Copaxone®) accounted for 57% of the Company`s total pharmaceutical sales and reached $624 million in the quarter, compared to $676 million in the second quarter of 2004, a decrease of 8%. The lower US generic sales were partially offset by higher U.S. sales of Copaxone® and higher sales in the Canadian market. The comparable quarter in 2004 was particularly strong with major products launches including Oxycodone and Carboplatin.

As of July 25, 2005, 140 product applications awaited final FDA approval. Collectively, the brand products covered by these 140 applications have annual U.S. sales of over $89 billion.  Teva believes it is the first to file on 37 of these applications relating to products whose annual U.S. branded sales are over $26 billion.

Pharmaceutical sales in Europe (including Copaxone®), which accounted for 32% of the Company`s total pharmaceutical sales, increased 28% in the quarter to $349 million.  The main reasons for this increase were sales of products that were not sold in the comparable quarter, including the recent successful launch of a few products such as Alendronate and Lamotrigine, higher Copaxone® sales and strengthening of European currencies relative to the U.S. dollar, when compared to the second quarter of 2004, which contributed about one fifth to European sales growth in dollar terms.

Global in-market sales of Copaxone® during the second quarter were $291 million, an increase of 29% over the second quarter of 2004. U.S. in-market sales increased by 29% to $193 million. According to IMS, Copaxone® further augmented its position as the US market leader in both total and new prescriptions, reaching a TRx share of 32.7% in June 2005.  In-market sales outside the U.S., mainly in Europe and Canada, increased by 28% to $97 million.

Agilect®/Azilect®- Azilect® was launched in the U.K. in June 2005 and is on track to be launched progressively in other European countries.

Total API sales, including internal sales to Teva's pharmaceutical businesses, reached $253 million, an increase of 12% over the second quarter of 2004. API sales to third parties reached $127 million an increase of 5% over the second quarter of 2004.

Gross profit margin was 47.4% in the second quarter of 2005 compared with 47.0% for the second quarter of 2004 and 46.7% for the full year of 2004. The gross profit margin specifically benefited from higher Copaxone® sales and improved margins in Europe and in our API business.

Gross R&D spending for the quarter grew by 2% over the comparable quarter of 2004, and reached $93 million. Net R&D (after third party participations) grew by 4% and reached $91 million.

Selling, General and Administrative (SG&A) expenses, which represented 14.9% of net sales, amounted to $183 million in the quarter, as compared to 14.4% of net sales and $169 million in the second quarter of 2004.

The Tax rate provided for the second quarter of 21.5% of pre-tax income represents our estimate of the annual rate of tax for 2005 compared to 23% provided for in the second quarter of 2004, and with a rate of 21.7% for the whole of 2004.   This reflects both a different mix of income sources and slightly lower rates of tax in certain countries.

Cash flow generated from operating activities for the second quarter of 2005 was $423 million, up from $246 million in the second quarter of 2004. Cash and marketable securities amounted to $1.7 billion as of June 30, 2005.

Shareholders Equity at June 30, 2005 reached $5.3 billion, similar to that of March 31, 2005, mainly due to the repurchase of Teva's shares and the impact of translation differences, offsetting net income.

Securities Repurchase Plan - During the quarter, Teva repurchased shares in the amount of $129 million.

Share Count - For the second quarter of 2005, the share count for the fully diluted EPS calculation was 678 million shares and for the market capitalization, 644 million shares.

Dividend

The Board of Directors, at its meeting on July 31, 2005, declared a cash interim dividend for the second quarter of 2005 of NIS 0.30 (approx. $0.07 according to the rate of exchange on July 29, 2005) per ADR. The record date will be August 15, 2005 (the ex-date will be August 16, 2005), and the payment date will be August 30, 2005. Tax will be withheld at a rate of 18%.

Conference Call

Teva will host a conference call to discuss the Company`s second quarter results on Monday, August 1, 2005 at 09:30 a.m. EST. The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company`s web site. Alternatively, a replay of the call can be accessed until August 8, 2005 at midnight (ET), by calling 1-(877) 660-6853 in the U.S. or 1-(201) 612-7415 outside the U.S. The pass code to access the replay is: Account #: 3055 and Conference ID#: 161154.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition with Ivax Corporation will be consummated and the terms of any conditions imposed in connection with such closing, the terms and conditions of the financing utilized by Teva for the Ivax acquisition, Teva's ability to rapidly integrate Ivax's operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic version of Neurontin®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise

                                   Teva Pharmaceutical Industries Limited

Consolidated Statements of Income (Loss)

(in millions, except earnings (loss) per ADR )

	April - June		January - June
	2005	2004	2005	2004
	U.S. Dollars

NET SALES	1,227.2	1,176.4	2,532.1	2,228.8
COST OF SALES	645.4	623.1	1,346.6	1,195.1
GROSS PROFIT	581.8	553.3	1,185.5	1,033.7
R&D EXPENSES	93.3	91.4	184.1	163.4
LESS PARTICIPATIONS & GRANTS	2.8	4.2	5.4	8.1
R&D EXPENSES - net	90.5	87.2	178.7	155.3
SG&A EXPENSES	182.7	169.0	367.3	327.1
	308.6	297.1	639.5	551.3
ACQUISITION OF R&D IN PROCESS				596.6
IMPAIRMENT OF PRODUCT RIGHTS				30.0
OPERATING INCOME (LOSS)	308.6	297.1	639.5	(75.3)
FINANCIAL INCOME (EXPENSES) - net	(0.9)	1.8	(1.3)	0.5
INCOME (LOSS) BEFORE TAXES	307.7	298.9	638.2	(74.8)
INCOME TAXES	66.1	68.8	137.2	122.8
	241.6	230.1	501.0	(197.6)
PROFIT OF ASSOCIATED COMPANIES	0.2	0.1	0.3	0.6
MINORITY INTERESTS	0.6	0.7	1.0	1.5
NET INCOME (LOSS)	241.2	229.5	500.3	(198.5)
EARNINGS (LOSS) PER ADR:
Basic ($)	0.39	0.38	0.81	(0.33)
Diluted ($)	0.36	0.34	0.74	(0.33)
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	615.6	609.1	618.0	602.6
Diluted	678.2	694.2	680.6	602.6

NORMALIZED NET INCOME:*	241.2	229.5	500.3	434.3
NORMALIZED EARNINGS PER ADR:*
Basic ($)	0.39	0.38	0.81	0.72
Diluted ($)	0.36	0.34	0.74	0.64
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	615.6	609.1	618.0	602.6
Diluted	678.2	694.2	680.6	684.6

*See reconciliation attached

                                 Teva Pharmaceutical Industries Limited

Reconciliation Between Reported and Normalized Net Income

(in millions, except earnings per ADR )

	April - June		January - June
	2005	2004	2005	2004
	U.S. Dollars

REPORTED NET INCOME (LOSS)	241.2	229.5	500.3	(198.5)
SICOR PURCHASE ACCOUNTING ADJUSTMENTS:
IN-PROCESS R&D				583.6
ACQUIRED INVENTORY STEP-UP				13.9
IN-PROCESS R&D ACQUIRED-OTHER				13.0
IMPAIRMENT OF PRODUCT RIGHTS				30.0
TAX APPLICABLE				(7.7)
NORMALIZED NET INCOME	241.2	229.5	500.3	434.3

DILUTED EARNINGS (LOSS) PER ADR
REPORTED ($)	0.36	0.34	0.74	(0.33)
NORMALIZED ($)	0.36	0.34	0.74	0.64

                                 Teva Pharmaceutical Industries Limited

Balance Sheet Data

(in millions)

	June 30, 2005	December 31, 2004
	U.S. Dollars
ASSETS

CURRENT ASSETS	4,263.9	4,201.5
INVESTMENTS & OTHER ASSETS	722.1	863.2
FIXED ASSETS - net	1,285.1	1,278.2
INTANGIBLE ASSETS - net	3,164.9	3,289.1
TOTAL ASSETS	9,436.0	9,632.0

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	2,089.3	2,203.9
LONG-TERM LIABILITIES	2,026.2	2,028.3
MINORITY INTERESTS	10.4	10.9
SHAREHOLDERS` EQUITY	5,310.1	5,388.9
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	9,436.0	9,632.0

                                 Teva Pharmaceutical Industries Limited

Sales for the Quarter April - June 2005 (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2005	2004	% Change	% of Total

North America	703.1	751.6	-6.5%	57.3%
Europe	381.6	310.9	22.7%	31.1%
Rest of the World	142.5	113.9	25.1%	11.6%
Total	1,227.2	1,176.4	4.3%	100.0%

Sales by Business Segments

Sales For the Period	2005	2004	% Change	% of Total

Pharmaceutical	1,094.0	1,049.0	4.3%	89.1%
A.P.I.	127.4	121.9	4.5%	10.4%
Veterinary and Other	5.8	5.5	5.5%	0.5%
Total	1,227.2	1,176.4	4.3%	100.0%

Pharmaceutical Sales

Sales For the Period	2005	2004	% Change	% of Total

North America	624.1	676.2	-7.7%	57.1%
Europe	349.5	273.6	27.7%	31.9%
Rest of the World	120.4	99.2	21.4%	11.0%
Total	1,094.0	1,049.0	4.3%	100.0%

                                 Teva Pharmaceutical Industries Limited

Sales for the Period January - June 2005(U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2005	2004	% Change	% of Total

North America	1,491.7	1,417.6	5.2%	58.9%
Europe	749.0	577.1	29.8%	29.6%
Rest of the World	291.4	234.1	24.5%	11.5%
Total	2,532.1	2,228.8	13.6%	100.0%

Sales by Business Segments

Sales For the Period	2005	2004	% Change	% of Total

Pharmaceutical	2,275.7	1,977.3	15.1%	89.9%
A.P.I.	245.4	240.8	1.9%	9.7%
Veterinary and Other	11.0	10.7	2.8%	0.4%
Total	2,532.1	2,228.8	13.6%	100.0%

Pharmaceutical Sales

Sales For the Period	2005	2004	% Change	% of Total

North America	1,354.0	1,270.4	6.6%	59.5%
Europe	675.8	505.0	33.8%	29.7%
Rest of the World	245.9	201.9	21.8%	10.8%
Total	2,275.7	1,977.3	15.1%	100.0%

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

___________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: August 1, 2005